# FUNDING AGREEMENT

This Agreement (the "Agreement") is made as of this the day of __[EFFECTIVE DATE]__ (the "Effective Date") by and between Purple Envelope LLC, with an address of 6138 Franklin Ave, Apt 320, Los Angeles, CA ("Production Company") and __[INVESTOR NAME]__ , ["Funder"].

**NOW THEREFORE,** in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

**1.0     FUNDS.** Funder shall provide to Production Company the amount of $[AMOUNT] for use in the production of the feature length motion picture currently entitled *The Beta Test* (the "Picture"), to be directed by Jim Cummings.

**2.0     EXCLUSIVE USE.** Production Company shall use funding proceeds in section 1.0 for production of the Picture only and not for general expense or other projects.

**3.0     SHARE OF REVENUE.** Subject to the terms and conditions hereof, the Funder shall recoup their Investment and Revenue received by the Production Company in relationship to to the Picture shall be allocated, in the following manner and order of priority:

> **3.1**     First, if necessary, Production Company shall have the right to repay any first priority indebtedness incurred by Company provided that such debt is used by Production Company towards the production of the Picture.

> **3.2**     Second, Funder shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from the exploitation of the Picture on a pro rata pari passu basis with other Funders, if any, until Funder and all other Funders have recouped one hundred and twenty five percent (125%) of the their investment.

> **3.3**     Third, Funder shall receive its proportionate share of thirty percent (30%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other Funders, if any. The definition of "Net Profits" applicable to Funder will be the same as that accorded to Company by all Funders of the Picture and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other participant therein.

**4.0     AUDITING.** At any point following the execution of this Agreement, Funder may request an audit of Production Company's accounts for the Picture. Audit shall be at the Funder's expense, and the Production Company shall fully cooperate with the Funder's auditor.

**5.0     CREDIT.** Funder shall receive an "Associate Producer" credit in the main titles or end titles of the Picture on screen, in a size of type, placement and font to be determined by Production Company and comparable to other similar credits.

**6.0     PREMIERE.** An invitation to attend any Premiere of the Picture will be extended to Funder. Funder shall be solely responsible for any expenses related to such attendance.

**7.0     WARRANTIES AND REPRESENTATIONS.** Funder hereby warrants and represents to Production Company that funder has the complete authority and power to enter into this Agreement.

**8.0    ASSIGNMENT.** Funder shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

**9.0    NO EQUITABLE RELIEF.** In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the distribution or exhibition of the Picture, or the use, publication, or dissemination of any advertising issued in connection therewith and Funder irrevocably waives any right to equitable or injunctive relief.

**10.0    INDEMNIFICATION.**  The Parties shall indemnify and hold harmless each other, their parent, affiliate and subsidiary companies and their directors, employees, agents, shareholders, licensees and assigns from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by The Parties of this Agreement that has been determined by a court of competent jurisdiction in a final adverse judgment, or settled with both Party's prior written consent, not to be unreasonably withheld.

**11.0    AGREEMENT.** This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

**IN WITNESS WHEREOF,** the Parties hereto have executed this Agreement with the full power and authority to enter into and perform the rights and obligations contained herein as of the day and year first above written.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]                    .

**COMPANY:**

**PURPLE ENVELOPE LLC**

*Founder Signature*

Name:      [FOUNDER_NAME]

Title:      [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**          **INVESTOR:**

By: _____          By: ___*Investor Signature*_____

Name:      [INVESTOR NAME]

Title:      [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[    ] Accredited

[    ] Not Accredited